SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

PASW, INC.

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

693153108

(CUSIP Number)

With a copy to: Christopher A. Marlett 401 Wilshire Boulevard, 1020 Santa Monica, California 90401 (310) 526-5000	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe 437 Madison Avenue – 40th Floor New York, New York 10022 (212) 907-7389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 693153108	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher A. Marlett I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,206,790
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,206,790
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.680%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 693153108	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher A. Marlett Living Trust I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,997,383
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,997,383
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,997,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.415%
14	TYPE OF REPORTING PERSON* OO (Trust)

SCHEDULE 13D

CUSIP No. 693153108	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nicaragua Initiative for Community Advancement I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 851,907
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 851,907
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.911%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 693153108	Page 5 of 9 Pages

Item 1.

Name of Issuer:

This Schedule 13D (the “Schedule”) relates to the common stock, $.00001 par value, (“Common Stock”) of PASW, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 5615 Scotts Valley Drive, Suite 110, Scotts Valley, CA, 95066.

Item 2.

Identity and Background.

This Schedule is filed by Christopher A. Marlett (“Marlett”), the Christopher A. Marlett Living Trust, a California entity ("Trust"), and the Nicaragua Initiative for Community Advancement, a California not-for-profit corporation ("NICA").  The address of the principal office from which Marlett and the Trust conduct their principal business is 401 Wilshire Blvd., Suite 1020, Santa Monica, California 90401. The principal business activity of Marlett is as the principal and majority owner of MDB Capital Group LLC, an investment banking and securities brokerage firm.  Marlett is the controlling person of the Trust.  The business address of NICA is 2337 Roscomare Road, Suite 2-104, Los Angeles, California 90077, and NICA is a not-for-profit entity of which Marlett and his wife are controlling persons.

During the last five years, neither Marlett, the Trust nor NICA has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds and Other Consideration.

On July 5, 2007, Marlett beneficially acquired 7,206,790 shares of Common Stock.  Of that amount, the Trust acquired 5,997,383 shares of Common Stock and NICA acquired 851,907 shares of Common Stock as a result of the exchange of shares of Virnetx, Inc. for shares of PASW, Inc., pursuant to an Agreement and Plan of Merger and Reorganization of PASW, Inc., Virnetx Acquisition, Inc. and Virnetx, Inc.  Marlett was issued a warrant to acquire 357,500 shares of Common Stock as compensation for services as placement agent to Virnetx, Inc.  The warrant is exercisable for five years at an exercise price of $.25 per share.

Item 4.

Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock reported upon was as compensation and as an investment.

From time to time, Marlett, the Trust or NICA may acquire additional shares of Common Stock and may dispose of any shares of Common Stock over which it has the right of disposition.  As stockholders of the Issuer, Marlett, the Trust and/or NICA may vote

SCHEDULE 13D

CUSIP No. 693153108	Page 6 of 9 Pages

its respective securities or give to another the right to vote its respective securities, to (i) effect merger, reorganization or liquidation transactions involving the Issuer, (ii) effect a sale or transfer of a substantial portion or all of the assets of the Issuer, (iii) change the composition and number of the present board of directors or management of the Issuer, (iv) effect a material change in the capitalization or dividend policy of the Issuer, (v) effect a change in the business or the business structure of the Issuer, (vi) change one or more provisions of the constituent documents governing the Issuer, (vii) cause the securities, if listed, to be de-listed or deregistered under the federal securities laws, or (viii) otherwise act to influence any of the foregoing by means of its current or future ownership position or by agreement or otherwise.

Item 5.

Interest in Securities of the Issuer.

Marlett holds a warrant to acquire 357,500 shares of Common Stock, which shares represent a .380% beneficial ownership interest of the Issuer.  Marlett has beneficial ownership through the Trust of 5,997,383 issued and outstanding shares of Common Stock representing a 6.415% beneficial ownership interest of the Issuer and through NICA of 851,907 issued and outstanding shares of Common Stock representing a 0.911% beneficial ownership interest of the Issuer.  Together, the foregoing shares of common stock represent a 7.680% beneficial ownership interest of the Issuer held by Marlett.

Except as described herein, Marlett, the Trust and NICA have not effected any transactions in the Common Stock of the Issuer during the past 60 days.

Item 6.

Contracts, Arrangements, Understandings or Relationships

With Respect to Securities of the Issuer.

Marlett, the Trust and NICA each have entered into a Registration Rights Agreement dated as of July 5, 2007 and a Lock-up Agreement dated as of July 5, 2007 with the Issuer.  The registration rights agreement provides for piggyback and, in certain circumstances, demand registration rights relating to all the shares of Common Stock beneficially owned by Marlett, the Trust and NICA.  The lock-up agreement provides for a one year lock-up for public resales, subject to extension and release, relating to the 6,849,290 shares held by the Trust and NICA.

Marlett has been issued an agreement for the warrants, described elsewhere in this Schedule 13D.

Item 7.

Material to be filed as Exhibits.

1.

Joint Filing Agreement between Marlett, the Trust and NICA.

2.

Form of Warrant (Incorporated by reference from Exhibit 4.01 of the Current Report on Form 8-K of PASW, Inc. event date July 5, 2007).

3.

Form of Registration Rights Agreement (Incorporated by reference from Exhibit 10.1 of the Current Report on Form 8-K of PASW, Inc. event date July 5, 2007).

SCHEDULE 13D

CUSIP No. 693153108	Page 7 of 9 Pages

4.

Form of Lock Up Agreement (Incorporated by reference from Exhibit 10.2 of the Current Report on Form 8-K of PASW, Inc. event date July 5, 2007).

SCHEDULE 13D

CUSIP No. 693153108	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2007

/s/ Christopher A. Marlett

CHRISTOPHER A. MARLETT

CHRISTOPHER A. MARLETT LIVING TRUST

By: /s/ Christopher A. Marlett

       Authorized Signatory

NICARAGUA INITIATIVE FOR

COMMUNITY ADVANCEMENT

By: /s/ Christopher A. Marlett

Authorized Signatory

SCHEDULE 13D

CUSIP No. 693153108	Page 9 of 9 Pages

JOINT FILING AGREEMENT

Agreement, dated as of July 16, 2007, among Christopher A. Marlett, the Christopher A. Marlett Living Trust, and the Nicaragua Initiative for Community Advancement (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.00001 par value per share, of PASW, Inc. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above-named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Christopher A. Marlett

CHRISTOPHER A. MARLETT

CHRISTOPHER A. MARLETT LIVING TRUST

By: /s/ Christopher A. Marlett

      Christopher A. Marlett,

       Authorized Signatory

NICARAGUA INITIATIVE FOR

COMMUNITY ADVANCEMENT

By: /s/ Christopher A. Marlett

Authorized Signatory